Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

August 13, 2012	Peter M. Fass
Member of the Firm
d 212.969.3445
f 212.969.2900
pfass@proskauer.com
www.proskauer.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Duc Dang

RE:	United Realty Trust Incorporated Amendment No. 5 to Registration Statement on Form S-11 Filed August 8, 2012 File No. 333-178651

Dear Mr. Dang:

On behalf of our client, United Realty Trust Incorporated (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated August 9, 2012 (the “Comment Letter”), with respect to the registration statement on Form S-11 filed by the Company with the Commission on December 21, 2011 (No. 333-178651), as amended by Amendment No. 1 filed by the Company with the Commission on December 21, 2011, Amendment No. 2 filed by the Company with the Commission on February 13, 2012, Amendment No. 3 filed by the Company with the Commission on May 4, 2012, Amendment No. 4 filed by the Company with the Commission on July 17, 2012, and Amendment No. 5 filed by the Company with the Commission on August 8, 2012 (the registration statement, as so amended, the “Registration Statement”).

Certain of the Staff’s comments call for explanation of, or supplemental information as to, disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter and in Amendment No. 6 to the Registration Statement (“Amendment No. 6”). Amendment No. 6 has been filed by the Company today.

The responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. For the convenience of the Staff, each comment from the Comment Letter is restated in bold prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 6. All page number references in the Company’s responses are to page numbers in Amendment No. 6.

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC.

August 13, 2012

General

1.	In your letter to us dated July 26, 2012, you indicated that URPA, which was formed shortly before you, “has approximately 24 real estate assets either in portfolio, under contract, or under negotiation….” Please clarify the number of properties owned by URPA. Also, considering the focus on Jacob Frydman’s prior experience outside of the typical prior program context, please tell us your considerations regarding disclosure of the lawsuit filed by PAF Capital LLC against Mr. Frydman.

The 24-asset figure in the letter dated July 26, 2012 included URPA and its affiliates. Our client has informed us that, not including assets held by or under contract by affiliates, URPA itself has seven assets either under contract or subject to a letter of intent. With respect to the second part of the comment, our client’s counsel in the lawsuit at issue has advised us that (i) all monetary claims that the counterparty once had against Mr. Frydman were subsequently released, and (ii) the lawsuit has no merit, but is an attempt to hinder the Company’s initial public offering. We are not representing any party in connection with such lawsuit. Because our client has informed us that the lawsuit is meritless and because the Company and its subsidiaries are not parties, we respectfully believe that disclosure regarding such lawsuit would not be appropriate.

Compensation Table, page 103

Subordinated Share of Annual Cash Flows, page 112

2.	We note your response to comment 1. So that investors would not have to refer to your charter in order to understand how this element of compensation is paid, please revise to disclose the charter adjustments that are used to calculate “net cash flows.” Also, please clarify if the use of charter provisions instead of GAAP would result in a higher payment to your advisor. Finally, please clarify if this payment could be made even if distributions to shareholders approximated your cash flows from operations.

We have made the requested revisions. Please see pages 19 and 113.

Prior Performance Tables, page A-1-1

3.	We note your responses to comments 2 and 3. You disclose on page 160 that Mr. Frydman, “on his own or with other individuals,” made the investments disclosed in this section and the prior performance summary. Please clarify, where appropriate, Mr. Frydman’s investment in the programs and non-programs and his gain from such investment. Also, clarify that such investment, if any, would provide different incentives than his ability to earn fees from you.

We have made the requested revisions. Please see pages 162 and A-1-1.

August 13, 2012

Sales or Disposals…., page A-2-4

4.	We note your response to comment 4. Please revise to delete footnote 1. Please revise the last column on page A-2-6 to provide the figures based on your property “operating cash” and include the impact of operating expenses in your calculation of “cash expenditures.” Please note that based on your cumulative figures in Amendment 4, it appears that “cash expenditures” was only the difference between your total cumulative distributions and the column titled “total acquisition cost, capital improvement closing and soft costs.” While you have incorporated elements of Table IV into the first three columns, the last column should not be based on per $1,000 invested. Please revise accordingly.

We have made the requested revisions. Please see pages A-2-4 to A-7.

We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 969-3445.

Yours truly,

/s/ Peter M. Fass
Peter M. Fass, Esq.